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August 23, 2022

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Investment Trust

485A Filing

File No. 811-06161

Ladies and Gentlemen:

Thank you for the telephonic comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on July 28, 2022, pertaining to the above referenced 485A filing submitted by Virtus Investment Trust (the “Trust”) with respect to Virtus KAR Global Small-Cap Fund (the “Fund”) on July 21, 2022. Below, we provide any responses to or any supplemental explanations for such comment, as requested.

Set forth below is the comment and the Trust’s response thereto.

Comment: The supplement that was filed separately for the change reflected in this filing says that the principal strategy disclosure has been revised and it sets out how. The language in that supplement regarding what the fund’s subadviser considers small-cap securities. Please explain to the Staff using third-party sources why $10 billion is an appropriate upper limit for small-cap securities. The Staff believes that this limit is too high to be appropriate for a small-cap fund.

Response: As of July 29, 2022, the maximum market capitalization of the MSCI World Small Cap Index, a commonly referenced global small-cap index and the Fund’s style-specific benchmark, and of the MSCI ACWI Small Cap Index, also a commonly referenced global small-cap index, was $15.42 billion. As of the same date, the maximum market capitalization of the S&P Global SmallCap Index was over $41 billion, and of the FTSE Global Small Cap Index was over $24 billion. We believe that the upper limit selected by the Fund’s subadviser is appropriate because the Fund is intended to have a broad universe of available global small-cap investments and the limit selected is still lower than all of these indexes. Further, we note that the policy change described in both the 485A filing and the supplement is changing from a policy to invest in companies with market capitalizations comparable to those in the MSCI World Small Cap Index, so the policy change is not increasing the upper limit for the Fund’s investments from what was previously described to investors.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact the undersigned at 860-263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

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